SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7665	E-MAIL ADDRESS jpark@stblaw.com

February 21, 2013

VIA EDGAR

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 1-13372

Dear Ms. Thompson:

We are writing on behalf of our client, Korea Electric Power Corporation (the “Company”) in response to your letter, dated February 8, 2013, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the fiscal year ended December 31, 2011 filed with the Commission on April 30, 2012.

As per the conversation between your colleague, Ms. Yong Kim, and my colleague, Johneth Park, on February 20, 2013, we are grateful that the Staff has agreed to our request to respond to these comments by March 11, 2013. We very much appreciate the Staff’s understanding and patience in this regard, and we will inform the Company to proceed on this basis unless we are notified otherwise by the Staff.

Leiming Chen  Philip M.J. Culhane  Daniel Fertig  Celia Lam  Chris Lin  Sinead O’Shea  Jin Hyuk Park  Youngjin Sohn  Kathryn King Sudol  Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK BEIJING HOUSTON LONDON LOS ANGELES PALO ALTO SÃO PAULO SEOUL TOKYO WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

Securities and Exchange Commission	-2-	February 21, 2013

Please contact me at Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park